Dinara Nussipakynova,  P.Geo.
AMC Mining Consultants (Canada) Limited,
Suite 1330, 200 Granville Street,
Vancouver, British Columbia V6C 1S4,

To the Board of Directors of Rubicon Minerals Corporation

I, Dinara Nussipakynova, hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2011 of the technical report entitled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” dated effective August 8th 2011 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s Annual Information Form for the financial year ended December 31, 2011 (the “AIF”), dated March 27, 2011.

Dated as of this 27th day of March 2012

Original signed by

“Dinara Nussipakynova”

 Dinara Nussipakynova, P.Geo.
Senior Geologist,
AMC Mining Consultants (Canada) Limited